                                                                       Exhibit 1

                      INVESTMENT PARTNERS ASSET MANAGEMENT
 One Highland Avenue Metuchen, New Jersey 08840 o (732) 205-0391 o (732) 205-0395 FAX

BY: FAX & CERTIFIED MAIL

November 15, 2007

Board of Directors
Foxby Corporation
11 Hanover Square
New York, NY 10005
Attn: Mr. Thomas Winmill

Gentlemen:

We are writing to you on behalf of our clients, who in the aggregate own 244,213 shares (9.4%) of Foxby Corporation  ("Foxby" or "the Fund").  The purpose of the letter is to voice our concerns in three specific  areas:  1) the fees and costs of the Fund, 2) the  utilization  of the Fund's  sizable tax loss carry forward, and 3) the  Fund's  historic  discount  to  net-asset  value.  We would like the opportunity  to meet with the Fund's  independent  directors  to  discuss  these matters,  preferably in advance of the re-convened  annual meeting scheduled for
November 20, 2007.

FEES AND COSTS

In your recent proxy  statement you have  requested a revision to the Investment
Management  Contract between the Fund and CEF Advisors (a company  controlled by
Winmill,  Inc.,  which in turn is  majority  owned by Thomas  Winmill and Basset
Winmill - each a director of the Fund.) As you know,  the contract was presented to the  stockholders  for vote at the annual  meeting and the vote was postponed and the meeting adjourned.  As we indicated to Thomas Winmill in October, we are voting against this proposal.  While the proxy  statement did disclose the types of expenses  you seek to have  absorbed  by the Fund,  it did not  quantify  the amounts so that stockholders  could determine what impact this change would have on the  Fund's  future  expense  ratio.  Page 12 of Foxby's  semi-annual  report indicates  that the ratio of total  expenses  to average  net assets was already
2.73% (annualized) at June 30, 2007. At that level, the Fund's expense ratio was among the highest of any closed end fund we have ever researched.

We are very troubled that the directors would allow further management  incurred expenses to be reimbursed by the Fund,  particularly  given the Fund's long-term performance.  Such a proposal does not appear to benefit any  stockholder  other than the Winmill  organization,  which owns 24.6% of Foxby. Given the directors'
fiduciary duties to all of the Fund's stockholders,  we feel that, at a minimum, shares controlled by the Winmill organization should abstain from voting on this proposal (or should be voted in the same proportion as the votes of unaffiliated stockholders)  due to the inherent  conflict of interest that exists between CEF
Advisors (as a Winmill controlled entity) and the Fund.

UTILIZATION OF THE TAX LOSS CARRY FORWARD

The Fund  currently has  approximately  $15,000,000  in long-term tax loss carry forwards,  much of which will  expire by the end of 2009.  Given the size of the
Fund, these losses  represent over $5.70 per share.  Relative to the approximate current $3.72 per share net asset value and $3.25 stock price,  we believe these losses are a substantial  potential asset of the Fund. Management told us at the annual meeting that the Fund has no intention of seeking an "investment  banking solution" to utilize the tax losses and that management and the board do not see any reason to study how these  losses  could add to an  increase in the worth of the Fund. We, however, feel it is the fiduciary duty of the board to explore all options to utilize this  potential  asset.  There could be a benefit to the Fund and its stockholders if you did. We feel it should be disclosed if management or any members of the board have  received  proposals  as to how to utilize the tax loss carry forward, given the potential positive impact for stockholders.

DISCOUNT TO NET-ASSET VALUE

Beyond having among the highest expense ratios,  Foxby also trades at one of the largest  discounts to net-asset value of any fund we have researched.  The board and  management  share a duty to  explore  all  possible  avenues  by which  the
discount   gap  between  net  asset  value  and  share  price  may  be  narrowed significantly.  We learned from management at the annual meeting that management does  not  believe  that any  initiatives  should  be  undertaken  to close  the discount. We strongly disagree with this stance.

CONCLUSION

From our  observation,  each of the items listed above is a symptom of perhaps a larger issue.  If 1) the manager of the fund cannot operate this fund profitably and has to amend its contract to do so, and 2) the tax loss  carry-forwards  are set to  expire  in 2 years  and there  does not  appear  to be any  interest  in maximizing  this  benefit,  and 3) the fund  continues to trade at a substantial discount  to net  asset  value  with no effort  made to close  it,  then for the benefit of all  stockholders  it could be time to consider  either merging Foxby into a larger fund or liquidating the Fund altogether.

This letter should serve as a formal request for us to meet promptly, in person, solely with the  independent  directors of the Fund to discuss the points above.
Please let us know the time and place of such meeting.

Pursuant to the procedure for stockholder  communications provided in the Fund's proxy statement,  this letter is being sent to the Fund's principal office,  for immediate  forwarding to each  director of the Fund. We plan on contacting  each independent director separately by telephone to confirm receipt of this letter.

                                                     Very truly yours,

                                                     /s/Frank Abella
                                                     Frank Abella
                                                     President and CEO